Computershare Trust Company of Canada
Transfer Agent for Fairmont Hotels & Resorts Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-340-5017
www.computershare.com

Security Class

Holder Account Number

Use a black or blue pen. Print in CAPITAL letters inside the areas as shown in this example.	☒

Form of Proxy - Annual and Special Meeting to be held on May 03, 2005

Notes to Proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	This proxy confers discretionary authority to vote on any amendment which may properly be put before the Meeting or any adjournment thereof with respect to any matter indentified in the Notice of Meeting and on any other matter which may properly come before the Meeting or any adjournment thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. • Proxy Instructions must be received by 5:00 pm, Eastern Time, May 02, 2005.	• Go to the following web site: www.computershare.com/ca/proxy • Proxy Instructions must be received by 5:00 pm, Eastern Time, May 02, 2005.
•   You can enrol to receive future securityholder
communications electronically, after you vote using the
Internet. If you don't vote online, you can still enrol by
visiting www.computershare.com - click "Investors" and
then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 pm, Eastern Standard Time, on May 02, 2005.

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This Form of Proxy is solicited by and on behalf of Management.
Appointment of Proxyholder
I/We being holder(s) of Fairmont Hotels & Resorts Inc. hereby appoint: William R. Fatt, or failing him Chris J. Cahill, or failing him Terence P. Badour	OR	Print the name of the person you are appointing if this person is someone other than the persons whose names are printed herein.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Fairmont Hotels & Resorts Inc. to be held at the Imperial Room, The Fairmont Royal York, Toronto, Ontario, on May 03, 2005 at 10:00 a.m. and at any adjournment thereof.

1. Election of Directors

Stephen E. Bachand; Terence P. Badour; William R. Fatt; Peter C. Godsoe; Michael J. Kowalski; David P. O’ Brien; Karen M. Rose; John L. Sharpe; L. Peter Sharpe; Robert S. Singer

FOR all nominees

WITHHOLD vote for all nominees

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors

The Board of Directors recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular, or at www.fairmont.com/investor.

3. Shareholder Rights Plan

The ordinary resolution approving and reconfirming the amended and restated shareholder rights plan of the Corporation, as set out in Appendix B to the Management Proxy Circular.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Reports		Annual Report

In accordance with securities regulations, shareholders
may elect whether to receive financial statements by mail.
Please mark your selection. You may revoke your election
at any time by contacting Computershare Trust Company
of Canada.
☐	Mark this box if you would like to receive interim financial reports by mail.	☐	Mark this box if you DO NOT want to receive future Annual Reports by mail.
.
You can ALSO receive these documents electronically - see reverse for instructions to enroll for electronic delivery.

006M7H